EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	2017	2016	2015	2014	2013
Fixed charges:
Interest expense*	$174	$174	$169	$191	$171
Estimated interest portion of rents	41	42	38	40	32

Total fixed charges	$215	$216	$207	$231	$203

Income:
Income from continuing operations before income taxes	$762	$876	$971	$853	$674
Fixed charges	215	216	207	231	203

Adjusted income	$977	$1,092	$1,178	$1,084	$877

Ratio of income to fixed charges	4.54	5.06	5.69	4.69	4.32

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.